Confidential Treatment Requested by
Gen-Probe Incorporated in connection with the
Form 10-K for the Fiscal Year Ended December 31, 2005 (File No. 001-31279)
Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions. Omitted information has been replaced by [*].

Julie M. Robinson

T: (858) 550-6092
robinsonjm@cooley.com
May 24, 2007
Via Edgar and Federal Express
Division of Corporation Finance
Securities and Exchange Commission
100 First Street, N.E., Mail Stop 6010
Washington, D.C. 20549
Attention: James Peklenk, Staff Accountant

Re:	Gen-Probe Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 13, 2006
File No. 001-31279
Dear Mr. Peklenk:
This letter is being filed on behalf of Gen-Probe Incorporated (the “Company”) in response to follow-up comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) by letter dated May 11, 2007 with respect to the above-referenced Form 10-K (the “10-K”). The numbering of the paragraphs below correspond to the numbering of your comment letter, the text of which we have incorporated into this response letter for convenience. This submission is accompanied by a request for confidential treatment because of the commercially sensitive nature of certain information discussed herein.
Form 10-K for the Fiscal Year Ended December 31, 2005
Consolidated Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-7
4. Intangible assets by asset class and related accumulated amortization, page F-19
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1. Comment: Refer to our oral comment issued on March 16, 2007. We have the following follow-up comments regarding the capitalization of the $20 million manufacturing access fee paid to Roche in May 2005:
1a) Comment: Please provide us a more robust discussion of the key elements of the Roche Supply and Purchase Agreement signed February 2005. Include a discussion of specifically what the $20 million fee is supposed to compensate Roche for in terms of services they are to provide and how, if at all, this fee effects the cost of product Gen-Probe will purchase from Roche. Disclose if the fee is refundable and whether Gen-Probe can sell the rights under the fee arrangement to a third party. Discuss more specifically the nature, purpose, accounting and triggering events for the $10 million payment due no later than December 1, 2008 and how it relates, if at all, to the $20 million Fee. Describe the nature, purpose and accounting for the “transfer fees” and quantify their financial impact on future financial statements. Further describe how they relate, if at all, to the $20 million fee.
Response: In order to fully understand the purpose, nature and effect of the Supply and Purchase Agreement (the “Agreement”), it is necessary to understand some foundational information about nucleic acid testing and certain patent rights covering testing for human papillomavirus (“HPV”). However, no special knowledge of biotechnology is required.
Background
Scientists have identified HPV as a serious health risk. Certain sub-types (or strains) of the HPV virus are associated with the development of cervical cancer in women. Since infection with HPV is a prerequisite for developing essentially all cervical cancers, testing for HPV may identify women at high risk for the disease. Digene Corp. now sells the only FDA-approved nucleic acid diagnostic test for the detection of HPV and enjoys monopoly pricing power in the market.
Since about February 2005, Gen-Probe has been conducting pre-clinical development of a diagnostic test to detect HPV based on Gen-Probe’s proprietary Transcription Mediated Amplification (“TMA”) technology for nucleic acid based testing. TMA is a method of nucleic acid amplification used by Gen-Probe to multiply the amount of a target nucleic acid (here, HPV nucleic acid) in order to permit sensitive and specific detection of the target organism. TMA has been successfully utilized by Gen-Probe in FDA-approved diagnostic tests to detect infections of HIV, hepatitis C virus, chlamydia, gonorrhea, and other diseases. Virtually all of the U.S. blood supply is now screened for HIV, hepatitis C virus, and West Nile virus with Gen-Probe’s tests.
Intellectual Property Environment for HPV
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Under current U.S. law, it is possible to obtain a patent on a nucleic acid sequence that is complementary to, and will bind with, the naturally occurring DNA/RNA sequence of an organism. Roche owns certain patent rights covering the detection of HPV, i.e., patents on nucleic acid sequences that are complementary to the DNA or RNA of certain HPV sub-types. Digene Corp. owns other patent rights covering additional HPV strains.
Roche and Digene have entered into a Cross-License Agreement which grants each party rights in the HPV patents of the other. Significantly, the Cross-License Agreement also limits the ability of each party to grant further licenses of its own HPV patents or the HPV patents licensed from the other party.
When Gen-Probe determined that it would enter the HPV testing market, it needed to acquire the ability to manufacture or purchase HPV oligonucleotides for use in its HPV test kits. The Cross-License Agreement provided Roche with broad rights to make, use and sell licensed products, and Gen-Probe had long been a customer of Roche for other chemical reagents. If Gen-Probe purchased HPV oligonucleotides manufactured by Roche, then Gen-Probe’s subsequent use of those products in its test kits would not be subject to charges of patent infringement by either Roche or Digene under the doctrine of “first sale” or “patent exhaustion.”
Nature of the Agreement
Gen-Probe entered into the Supply and Purchase Agreement with Roche on February 15, 2005. A copy of the Supply and Purchase Agreement has been filed with the Commission as an Exhibit to Gen-Probe’s Quarterly Report on Form 10-Q filed on May 10, 2005. The Agreement provides, among other things, that Gen-Probe will purchase and Roche will manufacture and supply all of Gen-Probe’s requirements for certain HPV oligonucleotide reagents for use in Gen-Probe’s HPV tests. (Agreement, §§ 2.1, 2.2.)
The purchase and sale transactions result in the transfer to Gen-Probe of title and ownership of the HPV oligonucleotides and other HPV Products. (Agreement, § 5.4.) The Agreement also provides detailed product specifications for the goods to be sold to Gen-Probe (Agreement, Exhibits B-1 and B-2), and Roche warrants that the products will meet the required specifications (Agreement, § 8.1.)
Compensation to Roche
The Agreement requires two types of payments by Gen-Probe. First, Gen-Probe makes two fixed payments, the first in the amount of $20 million and the second in the amount of $10 million. (Agreement, § 3.1.) These payments are referred to as “Manufacturing Access Fee and Additional Charge for Patented Products.”
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These two payments are to be made as consideration for Roche agreeing to enter into the agreement, for Roche dedicating manufacturing resources to the agreement, and for Roche selling Gen-Probe products covered by the Roche and Digene HPV patents and therefore subject to charges of patent infringement if not purchased from an authorized source. Roche sells its own HPV nucleic acid tests in Europe and is seeking FDA approval to sell the tests in the U.S. By entering into the Agreement, Roche assisted a competitor, Gen-Probe, to enter the HPV testing market and compete with Roche (and Digene). The Manufacturing Access Fee and Additional Charge for Patented Products was Roche’s charge for agreeing to provide Gen-Probe a means of entry into the HPV testing market, through the purchase of HPV oligonucleotides. Roche could have refused to sell product to Gen-Probe, thereby obstructing Gen-Probe’s entry into the market, but instead chose to permit Gen-Probe to compete. The price for establishing an initial relationship under which Gen-Probe could acquire the necessary HPV oligonucleotides was the “Manufacturing Access Fee.”
The Manufacturing Access Fees and Additional Charge for Patented Products were divided into two installments. The nature and purpose of the $20 million payment was charged by Roche in return for Roche’s agreement to enter into the Supply and Purchase Agreement in the first place, and permit Gen-Probe to compete in the HPV market by buying HPV oligonucleotides. The second $10 million payment provides continuing access to the HPV market and is contingent upon first commercial sale (or December 1, 2008, whichever is sooner).
The Manufacturing Access Fees are a reflection of the economic power of Roche’s rights in and to the HPV patents. As a general rule, patent owners may charge for their patented products whatever the market will bear. A patent empowers the owner to obtain an economic reward in any form and amount he can negotiate with the leverage of that monopoly.
In addition to the “Manufacturing Access Fee and Additional Charge for Patented Products,” Gen-Probe also pays “Transfer Fees” for each set of HPV oligonucleotides necessary for a single test, at a declining rate of $[*] to $[*], depending on when the HPV oligonucleotides are purchased. (Agreement, § 3.2.)
The Transfer Fees are believed to permit Roche’s recovery of the actual cost of manufacturing, plus a premium for the HPV patent rights that cover the manufactured products. However, the Transfer Fees are more directly related to the purchase of identifiable oligonucleotide products, while the Manufacturing Access Fees are more directly related to the initial establishment of the overall supply relationship.
Upon commercialization of the HPV product, the Company will capitalize its Transfer Fee (for its purchase of HPV reagents from Roche) payments to inventory and record to cost of product
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sales upon shipment to customers. Since the sliding scale transfer price (Agreement, § 3.2.1) is intended to be proportional to Roche’s expected costs as volumes increase, the Company will record the costs of manufactured product equal to the transfer prices of invoices paid. Further, upon commercialization, the Company will begin amortizing the capitalized Manufacturing Access Fees to cost of product sales over the remaining economic life of the Supply and Purchase Agreement.
The Company’s May 2005 $20 million payment to Roche, representing the negotiated fair value of the manufacturing and supply rights, met the definition of a long-term asset as the rights represented a future benefit to be received by the Company. The Company capitalized the payment and determined that it would not be appropriate to record an impairment charge at the outset of the arrangement (analogous to accounting for goodwill in a purchase business combination). Upon commercialization, the Company will begin amortizing these capitalized Manufacturing Access Fees to cost of product sales over the remaining economic life of the Supply and Purchase Agreement.
Although the Company does not consider the rights acquired to be research and development (“R&D”) rights, the Company believes that its position is further supported by the results of the March 15, 2007 EITF meeting on the diversity in practice regarding capitalization or expensing of R&D activities, where the Task Force tentatively concluded that non-refundable advance payments for future activities should be deferred and capitalized until the goods have been delivered or the related services have been performed.
Potential Refund
Roche was given the right to terminate the Agreement in certain circumstances. In light of the original nature and purpose of the Manufacturing Access Fee, the Agreement provides that if Roche exercised its termination right, it would be required to refund the Fees. Roche’s unilateral termination right is provided by section 9.3(i) of the Agreement. Section 9.3(i) also requires Roche to refund the Manufacturing Access Fee, less certain deductions, if it terminates the Agreement.
Right of Transfer or Assignment
Section 12.3 of the Agreement provides that Gen-Probe’s rights under the Agreement, i.e., the rights for which the Manufacturing Access Fees are payable, may be assigned or transferred to a third party which acquires all, or substantially all, of Gen-Probe’s assets and/or business. Roche has the right to reasonably object to any proposed transferee of Gen-Probe’s rights. Gen-Probe may proceed with the transfer over Roche’s reasonable objection if it pays Roche $10 million for a transfer prior to January 1, 2015 and $5 million for a transfer after that date.
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Separate from a transfer of its rights in connection with the transfer of its assets or business, Gen-Probe may only assign or transfer the Agreement with Roche’s consent.
1b) Comment: Describe how you concluded at May 2005 that the commercialization of “HPV” diagnostic test was both “probable” and “imminent.” In doing so, please discuss how this conclusion was consistent with your disclosure that you do not expect to commercialize the HPV tests until “the first half of 2008,” and your disclosure that additional R&D appeared necessary in the form of reagent stability studies, specimen stability studies, planning for clinical studies and presumably clinical studies.
Response: In the Company’s response dated March 28, 2007, the Company detailed the basis for its May 2005 conclusion that the Manufacturing Access Fee embodied a “probable” future economic benefit, under paragraph 26(a) of Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements (“CON No. 6”). Further, footnote 18 of CON No. 6 provides:
Probable is used with its usual general meaning, rather than in a specific accounting or technical sense (such as that in FASB Statement No. 5, Accounting for Contingencies, par. 3), and refers to that which can reasonably be expected or believed on the basis of available evidence or logic but is neither certain nor proved (Webster’s New World Dictionary of the American Language, 2d college ed. [New York Simon and Schuster 1982], p. 1132). Its inclusion in the definition is intended to acknowledge that business and other economic activities occur in an environment characterized by uncertainty in which few outcomes are certain (pars. 44-48).
The Company concluded that the Manufacturing Access Fee embodied a “probable” future economic benefit under CON No. 6 because: (1) the HPV reagents furnished to the Company under the Roche Supply and Purchase Agreement were very similar to those embodied in competitors’ commercially approved HPV assays and (2) the Company had achieved technological feasibility of its HPV test and had a successful history in bringing similar FDA-approved APTIMA-based products to market, demonstrating that Gen-Probe’s TMA technology, including the type of probes and primers obtained from Roche, can be successfully and routinely applied to the detection of additional organisms (such as HPV).
As of May 2005, the Company had completed the design and technological feasibility of an APTIMA formatted HPV diagnostic test that had been demonstrated to detect 14 high-risk HPV types (which included the same 13 high-risk HPV types marketed by competitors). Based on May 2005 data generated from the Company’s prototype APTIMA HPV Assay using oligonucleotides manufactured by Roche, the APTIMA HPV test achieved targeted sensitive
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detection (>95% detection rate at 100 copies/reaction) for most of the 14 high-risk sub-types. While the assay had not been fully optimized to detect all 14 types with the desired sensitivity (11 of the 14 demonstrated 100% positivity), the Company’s experience in assay development clearly demonstrated that the desired level of detection of the three other high-risk types would certainly be achieved. Gen-Probe has over 20 years experience in assay development and results such as these (where most, but not all, performance goals are met) are common during the feasibility phase of assay development. Based on these and other data, assay feasibility was considered proven. Again, the technology that the Company will employ is currently included in its other commercial products such as APTIMA Combo 2.
Once the Company secured manufacturing and supply capabilities in February 2005, via execution of the Roche agreement, the Company considered its pre-commercialization steps (i.e., reagent stability studies, specimen stability studies, planning for clinical studies and presumably clinical studies) to be routine. When the Company paid the Manufacturing Access Fee to Roche in May 2005, the Company expected the HPV product to begin generating revenues in the European Union within three years from initial investment — by the first half of 2008. Based on all of these facts, the Company concluded the Manufacturing Access Fee embodied a probable future economic benefit.
The Company respectfully advises the Staff that it has been unable to find any relevant accounting literature that specifies or infers an asset to have “imminent” commercial status to be recorded as such, and the Company believes that any such requirement would irreconcilably conflict with the definition of “probable” expressly set forth in CON No. 6, paragraph 26 and footnote 18.
1c) Comment: Please clarify specifically, at May 2005, what stage of regulatory review the HPV tests were in for eventual approval to commercialize the tests in Europe and in the United States. Specifically tell us what supplemental regulatory approvals were necessary to begin commercialization for both territories, any contingencies needed to be resolved, the risks affecting the probability of obtaining European and USFDA approval, and provide us a “timeline” for the expected approval process as you knew it to be in May 2005. Specifically state the point during the USFDA and European approval process you determine that a probable future benefit exists.
Response: When the Company paid the Manufacturing Access Fee to Roche in May 2005, the Company had concluded that a probable future benefit existed (please refer to our response to items 1a and 1b above). The Company had commenced the process of obtaining regulatory approval for the APTIMA HPV test by initiating planning for clinical studies and clinical trials of the test.
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As stated in the Company’s response dated March 28, 2007, in the European Economic Area an in vitro diagnostic product such as the APTIMA HPV test may be sold after the manufacturer conducts in-house performance studies and self-certifies the product in conformance with the In Vitro Diagnostic Directive. The product is “CE marked” to signify conformity to the directive, and is then registered in each country prior to launch. In Europe, no regulatory agency is directly involved in approving an in vitro diagnostic assay before its commercial launch. All of the Company’s existing in vitro diagnostics products bear a CE mark.
In the United States, planning and execution of clinical trials is the first step in the regulatory process, followed by a submission to FDA presenting the clinical trial results. The FDA approval process, through submission of a Pre-market Approval Application (“PMA”) for a standard diagnostic product such as the APTIMA HPV test is less burdensome, with a higher level of certainty, than the approval process for HIV tests, blood screening tests, and new drugs. According to the FDA’s Office of In Vitro Device Evaluation and Safety (“OIVD”) in its 2005 Annual Report, OIVD approved 82% (9 of 11) original PMA submissions. The Company has received FDA approvals for a broad portfolio of products that use its patented technologies to detect a variety of infectious microorganisms, including those causing sexually transmitted diseases (e.g., chlamydia, gonorrhea, HIV, hepatitis C, tuberculosis, strep throat, pneumonia and fungal infections). The Company has also received approval from the FDA, under the FDA’s strictest standards of review, for the Company’s diagnostic test to detect HIV and for its blood screening tests for HIV, hepatitis C, and West Nile virus. Again, the technologies utilized in these products are the same as will be used in the APTIMA HPV test.
1d) Comment: Describe the specific nature of any safety and efficacy, manufacturing, and marketing or labeling issues outstanding at May 2005, and why the Company did not believe those issues affected your conclusions on the probable future benefit of the $20 million fee.
Response: As stated in the Company’s response dated March 28, 2007 (and in the Company’s response to item 1b above), at the time of the Roche Supply and Purchase Agreement, the Company had completed the design and technological feasibility of an APTIMA formatted HPV diagnostic test that had demonstrated excellent efficacy (the issue of safety is not applicable for an in vitro diagnostic test). The Company considered its pre-commercialization steps (i.e., establishing procedures for quality control and manufacturing, writing package inserts, labeling) to be routine based on the nature of these steps and the Company’s over 20 years experience in commercializing diagnostic tests.
In summary, the Company continues to stand behind its conclusion that the Manufacturing Access Fee embodies a probable future economic benefit, which should be capitalized rather than recorded as R&D expense. As of May 2005, the Company’s HPV test embodied reagents very similar to competitors’ commercially approved products and had achieved technological
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feasibility. At that time, it was highly probable that the Company would successfully self-certify (CE mark) its HPV product for commercial launch in the European Economic Area within three years.
Confidential Treatment Request
The Company hereby requests , pursuant to 17 C.F.R. Section 200.83, that the contents of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person, as it contains confidential information. In accordance with 17 C.F.R. Section 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, the Company requests that it be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, the Company requests that you telephone Julie M. Robinson of Cooley Godward Kronish LLP, counsel to the Company, at (858) 550-6092, rather than rely upon the United States mail for such notice.
If you have any questions regarding this response letter, please call the undersigned at (858) 550-6092.

Sincerely,

Cooley Godward Kronish llp

/s/ Julie M. Robinson

Julie. M. Robinson

cc:	Henry L. Nordhoff
R. William Bowen, Esq.
Scott Milsten, Esq.
Herm Rosenman
Donald Tartre
Dan Kleeberg, Ernst & Young LLP
Frederick T. Muto, Cooley Godward Kronish LLP
Kasia M. Biernacki, Cooley Godward Kronish LLP
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